UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TDCX Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

87190U100**

(CUSIP Number)

Laurent Junique

Transformative Investments Pte Ltd

+65 6309 1688

750D Chai Chee Road

#06-01/06 ESR BizPark @ Chai Chee

Singapore 469004

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 87190U100 has been assigned to the American depositary shares (“ADSs”) representing Class A ordinary shares, par value $0.001 per share, of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TDCX.” Each ADS represents one Class A ordinary share of the Issuer. No CUSIP number has been assigned to the Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87190U100	13D	Page 2 of 8 Pages

1	Names of Reporting Persons Laurent Junique
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 124,059,625(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,059,625(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,059,625(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 85.6%(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)

Represents (i) 166,000 Class A ordinary shares (“Class A Shares”) of TDCX Inc. (the “Issuer”) directly held by Mr. Junique’s spouse, (ii) 393,625 Class A ordinary shares of the Issuer directly held by Mr. Junique and his spouse and (iii) 123,500,000 Class A Shares issuable upon conversion of the Class B ordinary shares (“Class B Shares”) of the Issuer directly held by Transformative Investments Pte Ltd, an exempted company incorporated under the laws of Cayman Islands (“TIP”), of which Mr. Junique is the sole director. The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.

(2)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 21,418,462 outstanding Class A Shares as of March 31, 2023, as disclosed in the Issuer’s Form 20-F filed on April 26, 2023, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

CUSIP No. 87190U100	13D	Page 3 of 8 Pages

1	Names of Reporting Persons Transformative Investments Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 123,500,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 123,500,000(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,500,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 85.2%(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)

Represents 123,500,000 Class A Shares issuable upon conversion of the Class B Shares directly held by TIP. The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.

(2)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 21,418,462 outstanding Class A Shares as of March 31, 2023, as disclosed in the Issuer’s Form 20-F filed on April 26, 2023, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

CUSIP No. 87190U100	13D	Page 4 of 8 Pages

1	Names of Reporting Persons LLJ Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 123,500,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 123,500,000(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,500,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 85.2%(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1) Represents 123,500,000 Class A Shares issuable upon conversion of the Class B Shares directly held by TIP. The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.

(2) The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 21,418,462 outstanding Class A Shares as of March 31, 2023, as disclosed in the Issuer’s Form 20-F filed on April 26, 2023, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

CUSIP No. 87190U100	13D	Page 5 of 8 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Class A ordinary shares, par value US$0.0001 per share (“Class A Shares”) of TDCX Inc., a Cayman Islands company (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 24, 2022 (the “Original Schedule 13D”, and as amended by an Amendment No. 1 filed on January 4, 2024, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

LLJ Limited is principally an investment holding vehicle and a company organized and existing under the laws of the Bahamas. The entire interest of LLJ Limited is held by a trust that was established for the benefit of Mr. Junique and his family. Under the terms of this trust, Mr. Junique has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by the trust in LLJ Limited. The registered address of LLJ Limited is Montague Sterling Center, Third Floor, 13 East Bay Street, Nassau, Bahamas.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of March 1, 2024, by and between Transformative Investments Pte Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Helium, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”) and the Company (the “Merger Agreement”), Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit E and which is incorporated herein by reference in its entirety.

It is anticipated that, at an aggregate price of US$144 million will be expended in acquiring the outstanding Ordinary Shares other than the Excluded Shares (as defined in the Merger Agreement) pursuant to the Merger Agreement. The Merger will be funded through a combination of available cash of the Company and its subsidiaries and equity financing provided by LLJ Limited, an affiliate of the Reporting Persons.

Concurrently with the execution of the Merger Agreement on March 1, 2024, LLJ Limited entered into an equity commitment letter, dated March 1, 2024 with Parent (the “Equity Commitment Letter”), pursuant to which LLJ Limited has agreed, subject to the terms and conditions thereof, to provide financing in an amount of US$49.9 million, for the purpose of funding the Merger consideration, any other amounts required to be paid by Parent pursuant to the Merger Agreement and other fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

The Parent has also agreed to roll over all Ordinary Shares it beneficially owns (collectively, the “Parent Rollover Shares”) in connection with the Merger in accordance with the terms and conditions of the relevant rollover and contribution agreement entered into with Merger Sub dated March 1, 2024 (the “Parent Rollover Agreement”). Each of Mr. Junique and his wife have agreed to roll over all Ordinary Shares (including in the form of ADSs) they each respectively own (collectively, with the Parent Rollover Shares, the “Rollover Shares”) in connection with the Merger in accordance with the terms and conditions of the rollover and contribution agreement entered into with Parent and Merger Sub dated March 1, 2024 (together with the Parent Rollover Agreement, the “Rollover Agreements”).

The description of the Merger, the Merger Agreement, the Equity Commitment Letter and the Rollover Agreements set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

CUSIP No. 87190U100	13D	Page 6 of 8 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On March 1, 2024, the Company entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company in a short-form merger in accordance with Section 233(7) of the Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Act”), with the Company being the surviving company and a wholly owned subsidiary of Parent. Because the Merger is a short-form merger, the vote of the holders of Ordinary Shares and ADSs is not required to effect the Merger.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each Class A ordinary share, par value US$0.0001 per share, of the Company (each a “Class A Share”) and each Class B ordinary shares, par value US$0.0001 per share, of the Company (each a “Class B Share,” and together with each Class A Share, collectively the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs (as defined below), shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per Share without interest (the “Per Share Merger Consideration”); (ii) each American Depositary Share, representing one (1) Class A Share (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per ADS without interest (the “Per ADS Merger Consideration”) (less applicable fees, charges and expenses payable by ADS holders pursuant to the deposit agreement, dated September 30, 2021, entered into by and among the Company, JPMorgan Chase Bank, N.A. (the “Depositary”); and (iii) each vested warrant granted pursuant to the Warrant Agreement to Purchase American Depositary Shares of TDCX Inc. dated September 2, 2022 between Airbnb Ireland Unlimited Company and the Company, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the right to receive US$7.19 in cash per vested warrant without interest (the “Per Warrant Merger Consideration”, together with the Per Share Merger Consideration and the Per ADS Merger Consideration, the “Merger Consideration”), in each case, net of any applicable withholding taxes, except for (i) the Rollover Shares, which will be contributed by the Rollover Shareholders to Merger Sub prior to the closing of the Merger (the “Closing”) in exchange for newly issued ordinary shares of Parent or the Merger Sub, as applicable, (ii) Shares held by Parent, Merger Sub, the Company or any of their respective Subsidiaries (including ADSs corresponding to such Shares), and (iii) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plan or the Warrant Agreement, and (iv) the Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (collectively, the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

If the Merger is consummated, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would cease to be listed on the New York Stock Exchange. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, LLJ Limited has entered into an Equity Commitment Letter with Parent, pursuant to which and subject to the terms and conditions set forth therein, it will subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued ordinary shares of Parent and to pay (or cause to be paid) to Parent an aggregate amount in cash equal to US$2.88 million, (a) to fund (or cause to be funded) the Merger consideration and any other amounts required to be paid by Parent pursuant to the Merger Agreement, and (b) to pay (or cause to be paid) fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

Concurrently with the execution of the Merger Agreement, LLJ Limited executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company whereby it agreed to absolutely, irrevocably and unconditionally guarantee Parent’s obligation to pay the Company the Parent Termination Fee (as defined in the Merger Agreement) if and as required pursuant to the terms of the Merger Agreement, up to US$5.75 million (together with costs, expenses and interest if and when due in connection with the collection under and enforcement thereof).

CUSIP No. 87190U100	13D	Page 7 of 8 Pages

Concurrently with the execution of the Merger Agreement, each of Parent, Mr. Junique, and Mr. Junique’s spouse entered into the Rollover Agreement with Parent and Merger Sub, pursuant to which each will contribute all Ordinary Shares they beneficially owns to the Merger Sub immediately prior to the Closing in exchange for newly issued ordinary shares of the Merger Sub (in the case of Parent) and Parent (in the case of Mr. Junique and his spouse).

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Equity Commitment Letter entered by LLJ Limited, the Rollover Agreement entered by Parent, the Rollover Agreements entered by Mr. Junique and his spouse, and the Limited Guarantee, copies of which are attached hereto as is attached hereto as Exhibit E, Exhibit F, Exhibit G, Exhibit H, and Exhibit J, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 21,418,462 outstanding Class A Shares as of March 31, 2023, as disclosed in the Issuer’s Form 20-F filed on April 26, 2023, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

(c): Item 3 of the Schedule 13D is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the Merger Agreement, the Equity Commitment Letter entered by LLJ Limited, the Rollover Agreement entered by Parent, the Rollover Agreements entered by Mr. Junique and his spouse, and the Limited Guarantee under Item 3 and Item 4 are incorporated herein by reference. Any summary of any of those agreements in this Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

CUSIP No. 87190U100	13D	Page 8 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

A	Joint Filing Agreement by and between the Reporting Persons

E	Agreement and Plan of Merger, dated as of March 1, 2024, by and between Transformative Investments Pte Ltd, Helium and TDCX Inc., incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on March 1, 2024

F	Equity Commitment Letter, dated March 1, 2024, by LLJ Limited to Transformative Investments Pte Limited

G	Rollover and Contribution Agreement, dated March 1, 2024, by and between Transformative Investments Pte Ltd and Helium

H	Form of Rollover and Contribution Agreement, dated March 1, 2024, by and between Transformative Investments Pte Ltd, Helium and certain Rollover Shareholders

J	Limited Guarantee, dated March 1, 2024, made by LLJ Limited in favor of TDCX Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024

Laurent Junique

/s/ Laurent Junique

Transformative Investments Pte Ltd

By:	/s/ Laurent Junique
Name: Laurent Junique Title: Director

LLJ Limited

By:	/s/ Jean-Marc Rentsch and /s/ Mark Farrel
Name:	Jean-Marc Rentsch and Mark Farrel
Title:	Authorised signatories for and on behalf of Bartley Directors Ltd. as sole director of LLJ Limited